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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. )*

                           VDC Communications, Inc.
------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  91821B 10 1
------------------------------------------------------------------------------
                                (CUSIP Number)

                               November 6, 1998
------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

       Rule 13d-1(b)
       Rule 13d-1(c)
/X/    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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SEC 1745 (3-98)
CUSIP No. 91821B 10 1
          -----------

1.       Names of Reporting Persons.  Luke F. Moran Trust
         I.R.S. Identification Nos. of above persons (entities only).
         06-6467867

2. Check the Appropriate Box if a Member of a Group (See Instructions).

         (a)

         (b)

3.       SEC Use Only.

4.       Citizenship or Place of Organization.  Connecticut

Number of                  5.       Sole Voting Power.  1,304,650
Shares Bene-
ficially by                6.       Shared Voting Power.  0
Owned by Each
Reporting                  7.       Sole Dispositive Power.  1,304,650
Person With:
                           8.        Shared Dispositive Power.  0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person.  1,304,650

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).

11. Percent of Class Represented by Amount in Row (11).  7.1%

12. Type of Reporting Person (See Instructions).  OO

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Item 1.

         (a)       Name of Issuer.  VDC Communications, Inc.
         (b) Address of Issuer's Principal Executive Offices. 75 Holly Hill Lane, Greenwich, Connecticut,
                   06830.

Item 2.

         (a)       Name of Person Filing. Luke F. Moran Trust
         (b) Address of Principal Business Office or, if none, Residence. VDC Communications, Inc., 75
                   Holly Hill Lane, Greenwich, Connecticut, 06830
         (c)       Citizenship.  Connecticut
         (d)       Title of Class of Securities.  Common Stock
         (e)       CUSIP Number. 91821B 10 1

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        Not applicable.

Item 4. Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)       Amount beneficially owned:  1,304,650

         (b)       Percent of class:  7.1%

         (c)       Number of shares as to which the person has:

                  (i)       Sole power to vote or to direct the vote:
                            1,304,650

                  (ii)      Shared power to vote or to direct the vote:  0

                  (iii) Sole power to dispose or to direct the disposition of: 1,304,650

                  (iv)      Shared power to dispose or to direct the
                            disposition of:  0

         Instruction. For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

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Item 7.  Identification  and  Classification  of the Subsidiary  Which Acquired
         the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         Not applicable.

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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    January 26, 1999
                                    -------------------------------------------
                                    Date

                                    /s/ George Finn
                                    -------------------------------------------
                                    Signature

                                    George Finn, Trustee of
                                    Luke F. Moran Trust
                                    -------------------------------------------

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).